Sub-Item 77D: Policies with respect to security investments

The non-fundamental investment limitation of the Wilmington
Multi-Manager Real Asset Fund (the "Real Asset Fund") with respect to its investment in foreign securities has been revised to permit the Real Asset Fund to invest up to 55% of its assets in foreign securities. A supplement to the Institutional and A Shares Prospectuses was filed on June
2, 2008 to disclose that the Fund may invest up to 55% of its assets in foreign securities."